[PERFICIENT LETTERHEAD]

July 11, 2005

VIA FACSIMILE 202.772.9210 AND EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Re: Registration Statement on Form S-3 (File No. 333-123177) of Perficient, Inc.

Dear Ms. Jacobs:

We hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on Tuesday, July 12, 2005 at 4:30 p.m., Eastern time.

Please direct any questions or comments regarding the Registration Statement to Beth Ann Dranguet, Vinson & Elkins L.L.P. at 512.542.8595.

Sincerely,
/s/ Michael D. Hill
Michael D. Hill
Chief Financial Officer